UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

TABLE OF CONTENTS

1.       Intelligent Content Enterprises Inc., Material Change Report dated January 30, 2017 for a News Release issued on January 30, 2017 as filed on Sedar on January 30, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

January 30, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intelligent Content Enterprises Inc. (“ICE” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

January 25, 2017 and January 20, 2017

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on January 30, 2017, and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company announced changes to executive officer positions upon the resignation of Richard Goodman as the Company’s Chief Financial Officer and Chief Legal Officer.

On January 20, 2017, the Company closed the previously announced settlement agreement between ICE and Digital Widget Factory Inc., (the “Vendor”) a Belize company, providing for ICE to return all of the acquired assets, consisting primarily of a series of websites housed under the url digiwidgy.com and the Vendor returning to ICE for cancellation the consideration shares being 12,500,000 common shares and 5,750,000 preference shares.

The Company also announced that it will restate the opening statement of financial position at September 1, 2014 and the consolidated financial statements for the year ended August 31, 2015. The restatement will reflect changes to deficit and contributed surplus resulting in a Nil net effect in shareholders’ equity.

Item 5.	Full Description of Material Change

The Company announced that Mr. Richard Goodman, the Company’s Chief Financial Officer and Chief Legal Officer resigned and is no longer with the Company effective January 25, 2017. Mr. James Cassina has resigned as Chief Executive Officer (“CEO”) and has been appointed Chief Financial Officer in place of Mr. Goodman and Mr. Ritwik Uban, President has expanded his position to include the position of CEO vacated by Mr. Cassina. The Company wishes to thank Mr. Goodman for his service.

The Company's strategy continues to be to drive revenues through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.  The Company is in the advanced stages of developing its own technology based platform creating a digital media asset designed to showcase better content and deliver digital media to engage social discourse while facilitating advertising and eCommerce all to improve the overall user experience.

Intelligent Content Enterprises Inc. is a publicly traded company on the OTCQB Markets under the symbol "ICEIF" and listed on the Canadian Securities Exchange under the symbol "ISP". The Company is currently subject to a cease trade order (“CTO”) issued by the Ontario Securities Commission on January 17, 2017 as the Company was unable to file its annual financial statements, management discussion and analysis and related Chief Executive Officer and Chief Financial Officer certificates for its fiscal year-ended August 31, 2016 (the "Required Filings") before the December 29, 2016 filing deadline.

On January 20, 2017, ICE and Digital Widget Factory Inc., (the “Vendor”) a Belize company closed an agreement (the “Settlement”) providing for ICE to return all of the Acquired Assets, consisting primarily of a series of websites housed under the url digiwidgy.com and the Vendor returning to ICE for cancellation the consideration shares being 12,500,000 common shares and 5,750,000 preference shares. With the Settlement now complete, the Company is working with its auditors to apply the appropriate accounting treatment in respect of the Settlement, and anticipates it will complete the Required Filings and have the CTO removed within the next 30 days.

During the fiscal year ended August 31, 2015, and 2014 the Company had derivative liabilities that expired and the fair value measured using the Black-Scholes option pricing model was previously recorded as an increase to contributed surplus. The expiry of the derivative liability should have been treated as an expiry of the liability in accordance with IAS39 and recognized as a gain on expiry of the derivative liability on the consolidated statement of operations. The Company will restate the opening statement of financial position at September 1, 2014 and the consolidated financial statements for the year ended August 31, 2015. The restatement will reflect changes to deficit and contributed surplus resulting in a Nil net effect in shareholders’ equity. The overall impact to the consolidated financial statements is not considered to be material to the reader of the financial statements.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, Chief Financial Officer

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

January 30, 2017

Schedule “A”

Intelligent Content Enterprises Change in Executive Officers

TORONTO, ON / January 30, 2017 / INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: ICEIF, CSE: ISP) ("ICE" or the "Company") announces that Mr. Richard Goodman, the Company’s Chief Financial Officer and Chief Legal Officer resigned and is no longer with the Company effective January 25, 2017. Mr. James Cassina has resigned as Chief Executive Officer (“CEO”) and has been appointed Chief Financial Officer in place of Mr. Goodman and Mr. Ritwik Uban, President has expanded his position to include the position of CEO vacated by Mr. Cassina. The Company wishes to thank Mr. Goodman for his service.

The Company's strategy continues to be to drive revenues through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.  The Company is in the advanced stages of developing its own technology based platform creating a digital media asset designed to showcase better content and deliver digital media to engage social discourse while facilitating advertising and eCommerce all to improve the overall user experience.

Intelligent Content Enterprises Inc. is a publicly traded company on the OTCQB Markets under the symbol "ICEIF" and listed on the Canadian Securities Exchange under the symbol "ISP". The Company is currently subject to a cease trade order (“CTO”) issued by the Ontario Securities Commission on January 17, 2017 as the Company was unable to file its annual financial statements, management discussion and analysis and related Chief Executive Officer and Chief Financial Officer certificates for its fiscal year-ended August 31, 2016 (the "Required Filings") before the December 29, 2016 filing deadline.

On January 20, 2017, ICE and Digital Widget Factory Inc., (the “Vendor”) a Belize company closed an agreement (the “Settlement”) providing for ICE to return all of the Acquired Assets, consisting primarily of a series of websites housed under the url digiwidgy.com and the Vendor returning to ICE for cancellation the consideration shares being 12,500,000 common shares and 5,750,000 preference shares. With the Settlement now complete, the Company is working with its auditors to apply the appropriate accounting treatment in respect of the Settlement, and anticipates it will complete the Required Filings and have the CTO removed within the next 30 days.

During the fiscal year ended August 31, 2015, and 2014 the Company had derivative liabilities that expired and the fair value measured using the Black-Scholes option pricing model was previously recorded as an increase to contributed surplus. The expiry of the derivative liability should have been treated as an expiry of the liability in accordance with IAS39 and recognized as a gain on expiry of the derivative liability on the consolidated statement of operations. The Company will restate the opening statement of financial position at September 1, 2014 and the consolidated financial statements for the year ended August 31, 2015. The restatement will reflect changes to deficit and contributed surplus resulting in a Nil net effect in shareholders’ equity. The overall impact to the consolidated financial statements is not considered to be material to the reader of the financial statements.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. is an emergent Media and Internet company that focuses on the experience of the website user. ICE's strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

For further information, please contact:

Intelligent Content Enterprises Inc. Attention Ritwik Uban

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.